Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK
References herein to “Dynavax,” “our,” “we,” “us” and the “Company” refer only to Dynavax Technologies Corporation.

General

Our authorized capital stock consists of 278,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share, 300,000 of which has been designated Series A Junior Participating Preferred Stock, par value $0.001 per share, or Preferred Shares. Our common stock and associated preferred shares purchase rights, or Rights, are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

The following summary description is qualified entirely by reference to the applicable provisions of our certificate of incorporation, amended and restated certificate of designation of Series A Junior Participating Preferred Stock, or certificate of designation, bylaws and the Delaware General Corporation Law, or Delaware Law. Our certificate of incorporation, certificate of designation, and our bylaws are incorporated by reference as exhibits to this Annual Report on Form 10-K to which this Description of Capital Stock is an exhibit.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

General

Pursuant to our certificate of incorporation, our board of directors has the authority, without further action by the stockholders (unless such stockholder action is required by applicable law or the rules of any stock exchange or market on which our securities are then traded), to designate and issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, voting powers, preferences and other rights of the shares of each wholly unissued series, and any qualifications, limitations or restrictions thereof, any or all of which may be greater than the rights of our common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon. Preferred stock can also be issued quickly with terms that could have the effect of delaying, deterring or preventing a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law

Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors due to be elected at each annual meeting of our stockholders. In addition, our certificate of incorporation provides that vacancies on our board of directors resulting from death, resignation, disqualification, removal or other causes may be filled by the affirmative vote of a majority of the remaining directors in office, even if less than a quorum, and that newly created directorships shall be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, unless our board of directors determines otherwise. Our bylaws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only the chairman of our board, our president, our secretary or a majority of the authorized number of directors may call a special meeting of stockholders. Our certificate of incorporation requires a 66-2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our certificate of incorporation relating to, among other things, the classification of our board of directors and filling of vacancies on our board of directors. Our certificate of incorporation and bylaws also require a 66-2/3% stockholder vote for the stockholders to adopt, amend or repeal certain provisions of our bylaws relating to stockholder proposals at annual meetings, director nominees and the number and term of office of directors. Our board of directors also has the unilateral authority to repeal, alter or amend our bylaws or adopt new bylaws by unanimous written consent or at a meeting by the affirmative vote of a majority of the directors.
The combination of the classification of our board of directors, the lack of cumulative voting and the 66-2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or in our management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Section 203 of Delaware Law

We are subject to Section 203 of Delaware Law, or Section 203, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•any merger or consolidation involving the corporation and the interested stockholder;

•any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder (in one transaction or a series of transactions) of assets of the corporation having an aggregate market value equal to 10% or more of the aggregate market value of either all of the assets of the corporation or its outstanding stock;

•subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•subject to exceptions, any transaction involving the corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•the receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation), of any loans, advances, guarantees, pledges or other financial benefits, other than certain benefits set forth in Section 203, provided by or through the corporation.

Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our bylaws provide that, unless we consent to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce, or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers, or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Stockholder Rights Agreement

On October 28, 2024, our board of directors, or the Board, declared a dividend of one preferred share purchase right, or Right, to purchase one-thousandth of one share of our newly designated Preferred Shares for each outstanding share of common stock to the stockholders of record as of the close of business on November 8, 2024, or the Record Date, and adopted a limited duration stockholder rights plan, or the Rights Plan, effective immediately, as set forth in the Rights Agreement, dated as of October 28, 2024, or the Rights Agreement, by and between the Company and Computershare Trust Company, N.A., as Rights Agent (as defined therein).

The following is a summary description of the Rights and material terms and conditions of the Rights Agreement.

The Rights

Pursuant to the terms of the Rights Agreement, the Rights will not be exercisable and will trade with shares of our common stock until the earlier to occur of (a) the tenth (10th) calendar day (or such later date as may be determined by the Board) after a person or group acquires beneficial ownership of 15% (18% in the case of a passive institutional investor) or more of outstanding common stock, or an Acquiring Person, or, in the event that the Board determines on or before such tenth (10th) calendar day to effect an exchange and determines in that a later date is advisable, such later date that is not more than twenty (20) calendar days after the date such shares of our common stock are acquired, or (b) the tenth (10th) business day (or such later date as may be determined by action of the Board prior to such time as any person or entity becomes an Acquiring Person) following the date of commencement, or the first announcement, of an intention to commence, a tender offer or exchange offer, the consummation of which would result in any person or entity, or group of persons or entities acting in concert, becoming an Acquiring Person. The term “Acquiring Person” is subject to certain customary exceptions whereby certain stockholders that would have otherwise been an Acquiring Person are excluded from the definition of “Acquiring Person.” Any stockholders with beneficial ownership of our common stock above the applicable threshold as of the first public announcement of the Rights Plan on October 29, 2024 are grandfathered at their current ownership levels but are not permitted to increase their ownership without triggering the Rights. Prior to exercise, the Rights do not give their holder any dividend, voting or liquidation rights.

The date when the Rights separate from our common stock and become exercisable is referred to herein as the “Distribution Date.” Unless and until the occurrence of such date, common stock certificates or, in the case of uncertificated shares, notations in the book-entry account system, will evidence the Rights, and any transfer of shares of common stock will constitute a transfer of the related Rights. After the Distribution Date, the Rights will be evidenced by separate book-entry credits or by Rights certificates that we will mail to all eligible, certificated holders of our common stock. Any Rights held by an Acquiring Person will be null and void and may not be exercised.
Exercise Price

Pursuant to the terms of the Rights Agreement, after the Distribution Date, each Right will entitle the holder thereof to purchase one-thousandth (1/1,000th) of a Preferred Share for $52.00, subject to adjustment, or the Exercise Price. Each one-thousandth (1/1,000th) of a Preferred Share has economic terms similar to that of one share of our common stock. The Exercise Price payable, and the number of Preferred Shares or other securities or other property issuable upon exercise of the Rights, will be subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares. The exercise of Rights to purchase Preferred Shares will at all times be subject to the availability of a sufficient number of authorized but unissued Preferred Shares. Notwithstanding the foregoing, with certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of the number of one one-thousandth (1/1,000th) of a Preferred Share issuable upon the exercise of one Right, which may, at the Company’s election, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Beneficial Ownership

Pursuant to the terms of the Rights Agreement, certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of underlying shares of our common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended — are treated as beneficial ownership of the number of shares of common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of common stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership. In addition, shares held by affiliates and associates of an Acquiring Person, including shares that are subject of, or the reference securities for, or that underly, any derivative position of such persons, will be deemed to be beneficially owned by the Acquiring Person. In addition, any securities beneficially owned by a third party with whom the Acquiring Person has any agreement, arrangement or understanding (whether or not in writing) (i) for the purpose of acquiring, holding or voting securities of the Company or (ii) to cooperate in obtaining, changing or influencing control of the Company, will be deemed to be beneficially owned by the Acquiring Person.

Consequences of a Person or Group Becoming an Acquiring Person

•Flip-In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person or its affiliates may, for the Exercise Price, purchase shares of our common stock with a market value of twice the Exercise Price.

•Exchange. In lieu of the “flip-in” feature described above, the Board may, at its option at any time after a person or group becomes an Acquiring Person, exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, for shares of our common stock at an exchange ratio of one share of common stock per Right (subject to adjustment).

•Flip-Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person or its affiliates may purchase, for the Exercise Price, a number of shares of the common stock of the Principal Party (as defined in the Rights Agreement) having a market value of twice the Exercise Price.

Company Preferred Share Provisions

Each Preferred Share, if issued:

•will not be redeemable;

•when, as and if any dividend is declared on our common stock, entitle the holder to quarterly dividend payments in an amount per share equal to 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in common stock or a subdivision of the outstanding common stock (by reclassification or otherwise), declared on common stock since the immediately preceding quarterly dividend payment date or, with respect to the first date when quarterly dividends are payable in cash, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock;

•will entitle the holder upon liquidation either to receive a preferential liquidation payment of the greater of (a) $1,000 per Preferred Share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment and (b) an aggregate amount per Preferred Share equal to 1,000 times the aggregate amount to be distributed per share to holders of our common stock plus an amount equal to any accrued and unpaid dividends on such Preferred Shares;

•will have the same voting power as 1,000 shares of our common stock;

•if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle the holder to a per share payment equal to the payment made on 1,000 shares of our common stock; and

•will rank junior to any other series of the Company’s preferred stock in the event such other preferred stock is issued by the Company, unless the terms of any such series provide otherwise.

The value of one one-thousandth (1/1,000th) interest in a Preferred Share is intended to approximate the value of one share of our common stock.

Expiration

The Rights will expire on the earlier of (i) the one year anniversary of the date of the Rights Agreement and (ii) the day following the certification of the voting results of the Company’s 2025 annual meeting of stockholders, or any postponement or adjournment thereof, if at or prior to such annual meeting or adjournment thereof, the Company’s stockholders do not duly pass a proposal approving the Rights Agreement, such earlier date, the Final Expiration Date, unless the Rights are earlier redeemed or exchanged by the Company.

Redemption

The Board may redeem the Rights for $0.001 per Right at any time prior to the earlier of (A) such time as any person or group becomes an Acquiring Person or (B) the close of business on the Final Expiration Date. Following the expiration of the above periods, the Rights become nonredeemable. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights pursuant to the Rights Agreement will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if the Company effects a stock split or stock dividend of our common stock.

Anti-Dilution Provisions

Rights will have the benefit of certain anti-dilution provisions set forth in the Rights Agreement.

Amendments

The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

Miscellaneous

The Rights Agreement does not contain any dead-hand, slow-hand, no-hand or similar feature that limits the ability of a future Board to redeem the Rights. Until a Right is exercised, it does not entitle the holder thereof to any additional rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.